AiViva Holding Limited



ANNUAL REPORT

151 Kalmus Drive

Costa Mesa, CA 92626

0

www.aiviva.com

This Annual Report is dated May 6, 2024.

BUSINESS

AiViva Global Holdings ("AiViva" or the "Company"), successor by merger to AiViva Holding Limited, is a clinical-stage biotech company incorporated under the laws of the Cayman Islands. The Company is to bring to market and patients new drug products that will address significant unmet needs in diseases with large market potential. The Company's business model is based on a solid and diverse portfolio with strong intellectual property protection, precise and cost-efficient execution, and a wide array of exit options.

The Company uses a multiple-shots-on-goal (MSOG) approach to quickly generate positive clinical trial results in patients and thereby increase the chances of success of AiViva's projects. It focuses initially on retinal diseases, nonmelanoma skin cancer, and solid tumors. AiViva has built and positioned its pipeline for the global market. It's led by a team of seasoned industry experts with a proven track record in drug development and product commercialization.

AiViva's novel drug products are being developed using its proprietary technologies and innovative approach of focal drug delivery in specialty therapeutic areas of dermatology, ophthalmology, oncology, and urology. Its lead products (AIV001 and AIV007) are designed for treatment at the location of the disease, with clear benefits including good therapeutic results, low treatment burden (e.g., a reduced number of injections and office visits), and minimal side effects on the body. For example, in ophthalmology, AiViva's AIV007 targets retinal disorders such as wet age-related macular degeneration to preserve and enhance patients' vision. AIV001 is being developed to clear non-melanoma skin cancer, specifically basal and squamous cell skin cancers.

Corporate Structure & IP Ownership

AiViva Global Holdings owns 100% of AiViva Biopharma Inc., which performs all research and development and owns the intellectual property. AiViva Biopharma Inc. has been granted over 35 international Invention patents by the United States, China, Japan, Australia, Korea, EU and Taiwan. AiViva has quite a few patent applications under various stages of review and approval. In addition, AiViva Biopharma Inc. owns other intellectual property including trademarks and trade secrets.

Corporate Entity History

The Company was originally founded as AiViva Holding Limited on December 6, 2015, as a corporation under the laws of the Cayman Islands. On February 18, 2020, it domesticated and incorporated as a c-corporation under the laws of the State of Delaware. On December 29, 2023, AiViva Holding Limited was merged into AiViva Global Holdings, a Cayman Islands exempt company with limited liability, thereby redomesticating the Company in the Cayman Islands. All assets and liabilities from pre-redomestication corporate and business activities were retained and business operations continued post-redomestication without interruption.

On March 15, 2022, the Company effected a one-for-five reverse stock split.

Previous Offerings

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $16,300,000.00

Number of Securities Sold: 8,213,822

Use of proceeds: To support AiViva's ongoing clinical trials. Research and development of its JEL technology, preclinical development, patent applications, general operations. Post stock split with partial shares paid out

Date: January 20, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $5,000,000.00

Number of Securities Sold: 11,998,000

Use of proceeds: Research and Development. Post stock split

Date: November 01, 2015

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $2,278,340.00

Number of Securities Sold: 1,147,776

Use of proceeds: The money will be used to continue ongoing operations at AiViva, and support our ongoing clinical trials. Post stock split with partial shares paid out

Date: January 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $2,037,715.00

Number of Securities Sold: 1,026,556

Use of proceeds: Research and development of our JEL technology, support our clinical trials, and general operations. Post stock split with partial shares paid out

Date: March 11, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Series A-1 Preferred Stock (These shares were not included in the fully diluted pre-money valuation calculation)

Type of security sold: Equity

Final amount sold: $5,000,000.00

Number of Securities Sold: 2,518,891

Use of proceeds: R&D and to continue operations

Date: June 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $996,530

Number of Securities Sold: 617,848

Use of proceeds: Research and Development. Post stock split

Date: June-December 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue:

There is no revenue recognized during the year ended December 31, 2023 and 2022. AiViva will continue to look for new sources of revenue in the future and cannot predict when it will be able to generate revenue in the year 2024 and beyond.

Given the company's short operating history, the company cannot reliably estimate how much revenue it will receive in the future, if any.

Operations may continue throughout clinical operations without being revenue generating. The company will raise the necessary funds from various sources to push our clinical trials to the next stage of development and becomes marketable to partners and/or license out our technology. We will need roughly $5-$10 million for operations per year to bring our clinical trials to the next stage of development. There is no guarantee that our products will be successful in our clinical trials.

Cost of Goods Sold:
Not applicable

Gross Margins:
Not applicable

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, research and development, general and administrative, accounting fees, fees for professional services, and patents. 2023 and 2022 expense also include loss on remeasuring financial liabilities at amortized cost related to the Company's Preferred Stock.

Total expenses in 2023 is $ 4,869,269 compared to $ 4,375,311 in 2022, increased by $ 493,958 from 2022. The Company had 9 employees in 2023, 8 in research and development, and 1 in general and administrative. The company has been able to maintain approximately 77 and 79 percent of its total expenses for research and development during

2023 and 2022, respectively.

The Company had 9 employees in 2023, 8 in research and development, and 1 in general and administrative.

Historical results and cash flows:

We historically have raised an aggregate of approximately $31 million in capital from various angel investors and venture capital firms from the founding of the company through 12/31/2023. We will continue to look for different sources of funding to continue its operations and bring our clinical trials to the next stage of development.

The major expenses of the company will consist of but not be limited to payroll, third-party service providers such as clinical research organizations (CRO), formulation and manufacturing of our implant and JEL™ supplies, pre-clinical testing and, marketing support associated with our crowdfunding efforts, patient fees, and FDA filing fees.

We expect for the year 2024 to require approximately $6 million to maintain our operations. As our studies continue to enter the next phase of clinical trials we will expect to increase our total expenses because of the cost associated with starting new clinical trials, contracting clinical research organizations (CRO) and hiring new service providers.

We expect the company will experience a larger increase in G&A expense during 2024 than prior years due to the marketing, and legal cost associated with corporate development. We expect 2024 total expenses to be approximately $6 million.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $861,467.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Diane Tang-Liu

Diane Tang-Liu 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, and Director

Dates of Service: November, 2015 - Present

Responsibilities: Managing a company's overall operations - Salary: $1/year / Incentive stock options - 400,000 (Post-stock split amounts)/ (40-50 hours per week)

Other business experience in the past three years:

Employer: University of Southern California

Title: Full Adjunct Professor

Dates of Service: July, 1987 - Present

Responsibilities: Department of Pharmacology and Pharmaceutical Sciences & Department of Regulatory and Quality Sciences

Other business experience in the past three years:

Employer: DTL BioPharma Consulting, Inc

Title: CEO & President

Dates of Service: September, 2012 - Present

Responsibilities: Provides strategic advice, operational expertise, and consulting services to biotechnology and pharmaceutical companies / (1-5 hours per month)

Name: Jinn Wu

Jinn Wu's current primary role is with AiViva. Jinn Wu currently is retired and spends 0 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member, Chairman and Secretary at AiViva Biopharma Inc.

Dates of Service: November, 2015 - Present

Responsibilities: Functions as the Board Chair, Secretary, and member of the Board of Directors - No salary, (0 hours per week)

Other business experience in the past three years:
None

Name: Larry Hsu

Larry Hsu's current primary role is with AmMax Bio/LifeMax Laboratories Inc. Larry Hsu currently serves 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: November, 2015 - Present

Responsibilities: Functions as a member of the Board - No salary / (0 hours per week)

Other business experience in the past three years:

Employer: AmMax Bio/LifeMax Laboratories Inc.

Title: Chairman & CEO

Dates of Service: January, 2014 - Present

Responsibilities: Serve as Chairman of the Board and also as CEO managing the company / (40 hours per week)

Name: Rongjin Lin

Rongjin Lin's current primary role is with Center Laboratories. Rongjin Lin currently serves 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: August, 2023 - Present

Responsibilities: Function as a member of the Board - No salary / (0 hours per week)

Name: Lester Kaplan

Lester Kaplan's current primary role is with AiViva. Lester Kaplan currently serves 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: December, 2023 - Present

Responsibilities: Function as a member of the Board - No salary / (0 hours per week)

Name: Darlene Deecher

Darlene Deecher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President Clinical Development

Dates of Service: September, 2019 - Present

Responsibilities: Lead, coordinate and manage clinical development strategies and activities associated with Dermatology, Oncology & Ophthalmology pipeline assets for commercialization. Compensation for 2023- 250,000 USD / Incentive stock options - 45,000 / (40-50 hours per week)

Name: Hannah Hershoff

Hannah Hershoff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Director, Medical Sciences

Dates of Service: September, 2022 – March 2024
Responsibilities: In charge of all clinical operations and clinical trials. $220,000 USD per year (27,500 ISO, post stock split, vesting period 4 years)

Other business experience in the past three years:

Employer: Longwood Pharmaceuticals

Title: Chief Medical Officer

Dates of Service: August, 2021 - September, 2022

Responsibilities: A key member of the Executive Team, Directing clinical development strategies and plans, Identifying key therapeutic indications. No currently at this company.

Other business experience in the past three years:

Employer: Longwood Pharmaceuticals

Title: Senior Consultant, CMO

Dates of Service: May, 2021 - August, 2021

Responsibilities: Contractor work on clinical trials and development

Other business experience in the past three years:

Employer: Myadvice Consulting Group

Title: Co-owner, President

Dates of Service: October, 2012 - May, 2021

Responsibilities: Specialties: Ophthalmology, angiogenesis, inflammation, immunology, organ transplantation, in vivo pharmacology, PK/PD and phase 1, phase 2 clinical trials, Phase 3 clinical trial design, regulatory submission, novel target strategy.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: TCL 2015 LLC managed by Diane Tang-Liu (0.1% owned by DTL2015, 99.9% owned by LDF Trust. The former is owned by Diane Tang-Liu, CEO. The latter is owned by Tiffany Liu)

Amount and nature of Beneficial ownership: 7,078,920

Percent of class: 24.56

RELATED PARTY TRANSACTIONS

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Preferred Stock (Undesignated). As part of the Regulation Crowdfunding raise in 2022, the Company had offering up to 2,500,000 of Common Stock.

Common Stock

The amount of security authorized was 50,000,000 with a total of 13,998,000 outstanding.

Voting Rights

Each share of Common Stock is entitled to one vote. Please see voting rights of securities sold in this offering below.

Material Rights

The amount of outstanding shares of Common Stock includes 2,000,000 shares held as part of a Company employee incentive plan. The Company does not have any currently outstanding warrants, convertible securities, or SAFE agreements.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Series A Preferred Stock

The amount of security authorized is 8,213,822 with a total of 8,213,822 outstanding.

Voting Rights

Voting rights: Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a "Liquidation Event"), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the "Other Series A Preferred Shares"), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on

an as converted basis. As of June 1, 2022, the holders of Series A Preferred Shares, have a liquidation preference in the aggregate amount of $20,616,055.

Conversion Rights. The holders of the Series A Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution.I n the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Series A-1 Preferred Stock

The amount of security authorized is 4,693,226 with a total of 4,693,226 outstanding.

Voting Rights

Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series A/A1 Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a "Liquidation Event"), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the "Other Series A Preferred Shares"), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis.

Conversion Rights. The holders of the Series A-1 Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution. In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Preferred Stock (Undesignated)

The amount of security authorized is 25,000,000 with a total of 12,907,048 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock (Undesignated).

Material Rights

These Undesignated Preferred Stock shares have not been issued by the Company and the associated rights, privileges, and preferences have not been designated.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of our stock is limited Our Common and Preferred Stock is subject to SEC and other limitations of transfer. This means that the stock that you own may not be liquid or readily tradeable. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biotechnology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We will have to find additional sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with

such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, developing biopharmaceutical products and therapies. Our revenues are therefore dependent upon the market for biotechnology products. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, crowdfunding or StartEngine investors are part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities or otherwise secure funding to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. The Company will likely need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to stock offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits We are an early stage company, with limited operating history, and no history of revenue or profits. We are an early stage company with a limited operating history from which to evaluate our business, operational effectiveness and prospects. Our business prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the competitive market for drugs and drug development. Early-stage businesses can encounter unforeseen expenses, difficulties, and failures including product development failures, complications, delays and other adverse factors. With this short history, the Company has no customers and no significant revenue. We have never made a profit, and there can be no assurance that we will ever make a profit. We are an early stage company and have limited revenue and operating history The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that AiViva is a good idea, that the team will be able to successfully develop, market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in research, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. In the near term, and possibly beyond, economic and market conditions are making it difficult to find, attract and retain qualified personnel. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including formulation and manufacturing of drugs for clinical trials, conducting non-clinical and clinical trials, providing essential functions of accounting, legal work, and public relations, providing regulatory interactions with the FDA. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We may be vulnerable to hackers who may access the data of our company, including proprietary product data, financial data, product development information, and information about personnel and investors. Further, any significant disruption in computer or internet service could harm our ability to conduct our business including our product development.

Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AiViva could harm our reputation, disclose confidential information and materially negatively impact our financial condition and business. We Face Substantial Competition from Other Companies, Products, and Product Development Programs We are engaged in a rapidly evolving and competitive field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and will likely increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions may also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of potential competitors developing products similar to our product candidates for retinal diseases. These competitors include OTX-TKI by Ocular Therapeutix, CLS-AX by Clearside Biomedical, EYP-1901 by EyePoint Pharmaceuticals, RBM-007 by Ribomic, Inc., etc. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect our business. Our success depends in part on patents and other intellectual property; We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company owns 35 granted patents and over 30 patent applications, 1 trademark, as well as copyrights, Internet domain names, and trade secrets. Any claims granted in our current patent portfolio will expire between 2036 and 2039, meaning any of our products protected by those patents will no longer have protection after those dates and may be subject to additional competition, which could result in, for example, reduced share of the market and/or lower selling prices. In addition, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with pursuing and protecting our patents and other intellectual property may require substantial additional capital investments and expenses by the Company. Our commercial success will depend, in part, on our ability to obtain and maintain patent protection, protect our trade secrets and operate without infringing on the proprietary rights of others. Our commercial success will also depend, in part, on our ability to market our product candidates during the term of our patent protection. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in possible inconsistencies regarding the breadth of claims allowed in United States patents and other countries and general uncertainty as to their legal interpretation and enforceability. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that we currently own or that may be issued from the applications we have filed or may file in the future or that we have licensed or may license from third parties. Further, if any patents we obtain or license are deemed invalid or unenforceable, it could adversely impact our ability to commercialize our products or license our technology. Thus, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example: ● others may be able to make compounds that are similar to our drug candidates and any future product candidates we may seek to develop but that are not covered by the claims of our patents; ● if we encounter delays in our clinical trials, the period during which we could market our candidates under patent protection would be reduced; ● we might not have been the first to file patent applications for these inventions, thus we may not achieve patent protection and could have to license patent(s) from others and licenses may not be available; ● any patents that we obtain may be invalid or unenforceable or otherwise may not provide us with any competitive advantages; or the patents of others may require licensing or may not be available at all, and could have a material adverse effect on our business. Our commercial success will depend, in part, on our ability to obtain and maintain patent protection, protect our trade secrets and operate without infringing on the proprietary rights of others. Our commercial success will also depend, in part, on our ability to market our product candidates during the term of our patent protection. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in possible inconsistencies regarding the breadth of claims allowed in United States patents and other countries and general uncertainty as to their legal interpretation and enforceability. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that we currently own or that may be issued from the applications we have filed or may file in the future or that we have licensed or may license from third parties. Further, if any patents we obtain or license are deemed invalid or unenforceable, it could adversely impact our ability to commercialize our products or license our technology. Thus, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example: ● others may be able to make compounds that are similar to our drug candidates and any future product candidates we may seek to develop but that are not covered by the claims of our patents; ● if we encounter delays in our clinical trials, the period during which we could market our candidates under patent protection would be reduced; ● we might not have been the first to file patent applications for these inventions, thus we may not achieve patent protection and could have to license patent(s) from others and licenses may not be available; ● any patents that we obtain may be invalid or unenforceable or otherwise may not provide us with any competitive advantages; or • the patents of others may require licensing or may not be available at all, and could have a material adverse effect on our business. The COVID-19 Pandemic and Related Disruptions Adversely Affect Our Business The COVID-19 pandemic has disrupted, and is expected to continue to adversely affect, our operations, including the hiring and retention of experienced personnel, pricing and capacity availability of our third party contract facilities, and our enrollment of certain clinical trials. We cannot be certain of the

overall impact of COVID-19 on our business, financial condition and results of operations. Ownership of the Company includes investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may continue to control the management and direction of the Company for some time. The value of your investment is subject to the decisions and judgments of the controlling shareholders, and may lose value. General Risk We are an early-stage biopharmaceutical company, focusing on developing innovative therapies for diseases and conditions of the eye, skin and solid tumors. Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. We have devoted a significant portion of our financial resources and business efforts to generate our own rights to intellectual property, raise capital, develop our platform technology, select lead compounds, conduct pre-clinical testing, manufacture initial quantities of our product candidates, and file IND submissions to the FDA to conduct proof-of-concept clinical trials in patients. Since our founding, we have raised approximately USD $31 million as of December 2022 from co-founders, venture capital firms and others. Included in this amount is USD $2,278,340 that we recently raised in a Series A-1 fundraising round in February 2022, offered at the same initial price the shares were previously offered to the original Series A investors, $2,037,715 that we raised in March 2022, in a second tranche of the Series A-1 round and a third tranche of the Series A-1 round of $5 million raised mid 2022. However future fund raising and our ability to meet our funding needs are subject to numerous risks such as market conditions, our success with our development programs, investor perception of our company and its future success, and competition. We may not be able to raise these additional funds. We have already invested, or will soon invest, substantially all of these previously raised funds in our business, including for pre-clinical development, drug formulation and clinical trials for our primary drug candidates AIV001 and AIV007 in dermatological and retinal diseases. We will need to raise substantial additional funds to continue our business and the development of these and other drug candidates. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research and development programs. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of future expenses or increases in expenses, which may require additional fundraising. Additional fundraising will also result in dilution of ownership among investors, including investors in this offering. Need for Funding and Risk to Company's Ability to Continue We are an early-stage biopharmaceutical company, focusing on developing innovative therapies for diseases and conditions of the eye, skin and solid tumors. Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. We have devoted a significant portion of our financial resources and business efforts to generate our own rights to intellectual property, raise capital, develop our platform technology, select lead compounds, conduct pre-clinical testing, manufacture initial quantities of our product candidates, and file IND submissions to the FDA to conduct proof-of-concept clinical trials in patients. Since our founding, we have raised approximately USD $31 million as of December 2022 from co-founders, venture capital firms and others. We have already invested, or will soon invest, substantially all of these previously raised funds in our business, including for pre-clinical development, drug formulation and clinical trials for our primary drug candidates AIV001 and AIV007 in dermatological and retinal diseases. We will need to raise substantial additional funds to continue our business and the development of these and other drug candidates. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research and development programs. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of future expenses or increases in expenses, which may require additional fundraising. Additional fundraising will also result in dilution of ownership among investors, including investors in this offering. Our independent auditors included in our audited statements a statement regarding "Going Concern, Liquidity and Management's Plans" expressing uncertainty about the Company's ability to continue to raise capital and maintain enough cash to conduct its business. Our ability to have sufficient cash to operate will continue to be an issue through at least 2024 and perhaps longer. The company believes it has sufficient funding for the year 2024 based on current estimates of expenses, but estimates are uncertain. We will need to rely on raising additional funds in 2024 from other sources to maintain operations for the years after. There will be no assurance that the company will be able raise or generate additional capital to maintain operations and continue. If the company does not generate or raise sufficient capital, or incurs higher than estimated and/or unexpected expenses during 2024 and the years after and is unable to continue our business, your investment will be lost forever. The need to raise additional funds will continue even if we raise all of our goal in this funding, and our ability to raise any funds is uncertain and depends on market conditions, our success with our development programs, investor perception of our company and its future success, competition and other factors. See also the discussion under "Dilution" below. We Face Substantial Risks Related to Product Development Conducting preclinical testing and clinical trials toward regulatory approval of product candidates are time consuming, expensive and uncertain processes that take years and tens and hundreds of million dollars to complete. The Company is dependent on a small number of third-party manufacturers to supply investigational products for research and development activities in its preclinical and clinical programs. The basis of drug approval by the FDA are safety and efficacy. If AiViva's clinical trials of any product candidate fail to demonstrate favorable safety and efficacy, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidate. We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans to enter registration pivotal trials and later will receive marketing approval or reach successful commercialization. AiViva has established regular dialogs with the FDA via pre-IND and Type A meetings. The protocols for our clinical trials and other supporting information are subject to review by the FDA. The FDA could require us to conduct additional studies or require us to modify our planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated. The FDA is not obligated to comment on our trial protocols within any specified time period or at all or to affirmatively clear or approve our planned clinical trials. Subject to a waiting period of 30 days, we could choose to initiate our clinical trials in the United States without waiting for any additional period for comments from the FDA. We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prematurely terminate our clinical trials, including: negative or inconclusive results, slow enrollment or higher than expected dropout rate in these clinical trials, lack of performance of our third-party contractors, regulators or institutional review boards not authorizing the start of a

clinical trial at a prospective trial site, higher than budgeted clinical trial costs, inadequate clinical supplies, etc. Our clinical trials may not be successful. We currently have one ongoing clinical trial, AIV007-E02 for the treatment of macular edema secondary to wet AMD and DME. Clinical trials in the future may include treatment of squamous cell carcinoma using AIV001 in AiViva's novel depot formulation, and treatment for prostate cancer using A007 formulated in AiViva's novel JEL platform. We are currently focusing our development efforts on AIV007 for retinal diseases. We selected therapeutic agents that have previously received regulatory approval from the U.S. Food and Drug Administration (FDA) including small molecules and proteins, into our focal delivery technology with the goal of providing local prolonged release of drug to the eye, skin and tumor. During drug development, there could be unanticipated results and learning which may dictate AiViva to accelerate, pause, and/or revise our development plan. Because there are numerous risks and uncertainties in this process of drug development, AiViva's projects may be delayed and/or we may not be successful. We are planning a Phase 2 clinical trial in patients of macular edema in 2024 to assess the safety and efficacy of AIV007 JEL. AiViva continues to develop AIV007 in a platform of ocular implant and AIV007 JEL for the treatment of early stage prostate cancer in the nonclinical stage. If successful, we expect to start first-in-man clinical trials in 2025. These development plans are subject to risks and uncertainties, including those discussed above. If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates. Our product candidates are in the clinical and pre-clinical stages of development. Our product candidates are subject to extensive governmental regulations relating to drug development, clinical trials, manufacturing, oversight of clinical investigators, and commercialization. Rigorous preclinical and clinical testing and trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in each foreign jurisdiction in which we may offer our products before a new drug can be sold in such jurisdictions. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA, or the regulatory authority in such other jurisdictions is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate and the requirements of the applicable regulatory agency. In connection with the clinical development of our product candidates, we face risks that: ● the product candidate may not prove to be safe and effective; ● the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and ● we may fail to convince the FDA or other regulatory agencies that our product candidates should be approved, depending on factors like patient need, patient benefit, risks and adverse effects and other products available for the same indication(s); ● patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested; Only a small percentage of product candidates for which clinical trials are initiated receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market a product candidate. iv. If physicians and patients do not accept our future products, or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any. Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to prescribe or recommend our drugs for a variety of reasons including: ● timing of market introduction of competitive products; ● demonstration of safety and efficacy compared to other products; ● cost-effectiveness; ● limited or no coverage by third-party payers; ● convenience and ease of administration; ● number and severity of adverse side effects; ● restrictions in the label, i.e. approved use(s), of the drug; ● other potential advantages of alternative treatment methods; and ● ineffective marketing and distribution support of products. If any of our product candidates are approved but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer. Crowdfunding or StartEngine stockholder rights are limited and subordinate to other stockholders; Your ability to sell and transfer stock is limited. Company stock held by crowdfunding or StartEngine investors will be held initially in an account in your name at our outside transfer agent (initially Start Engine Secure). Stock certificates will not be issued. Company stock purchased in these offerings offering may not be transferred for 12 months following the initial purchase. After the 12 month period, transfers will be handled by our transfer agent and you will need to follow their procedures and rules, as well as applicable regulations, for permitted transfers. These procedures may be more complicated and slower than, for example, transfer procedures for publicly traded stock held in traditional brokerage accounts. ¶In addition, there is currently no public market for the company's stock. This will reduce your liquidity and could delay or prevent your ability to sell your shares unless and until there is a robust public market on a recognized stock exchange for the company's shares. You are trusting in management discretion in making good business decisions including using the proceeds of this offering and other fundraising wisely in order for the Company to be successful and grow your investments. However there can be no assurance of the Company's success. Even well-managed companies are sometimes not successful due to things like availability of funding, public perception, market conditions for the company's products, and competition. ¶Furthermore, as an investor in common stock, you will have rights subordinate to those of other stockholders, including preferred stockholders. For example, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out, and after all preferred shareholders have been paid back their original investment and/or any other liquidation amounts they may be entitled to. Preferred shareholder also have other rights that investors in common shares do not. See the description of Preferred Shares elsewhere in this offering document Projections: Forward Looking Information. This Offering Circular contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to statements regarding our clinical pipeline, the timing or results of our interactions with regulatory agencies, our ability to advance our products through preclinical or clinical development, our ability to timely secure a partner to fund further development of our products on reasonable terms if at all, our ability to achieve our anticipated milestones within the timing outlined herein or at all, and our potential or projected revenue. Any statements contained herein or provided in any marketing materials that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by such terminology as ''believe,'' ''may,'' ''will,'' ''potentially,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''could,'' ''would,'' ''project,'' ''plan,'' ''expect'' and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. You should not place undue reliance on forward-looking statements, as these statements are based upon our current expectations, forecasts, and assumptions and are subject to significant risks and uncertainties that may cause our actual activities or results to differ significantly from those expressed in any forward-looking statement, including risks and uncertainties described in this section. Although we believe the expectations reflected in such

forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. The holders of Series A and Series A-1 Preferred Shares have a liquidation preference. The holders of Series A Preferred Shares have a liquidation preference. If we are dissolved, or liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series A and Series A-1 Preferred Shares would a liquidation preference, prior to any payment to the holders of Common Shares, and if our assets are insufficient to fully pay the liquidation preference. In addition, we may, in the future, issue additional Preferred Shares, or authorize and issue other classes of Preferred Shares, which would have a liquidation preference senior to the holders of Common Shares. In any event, if there are not sufficient assets to pay the liquidation preferences in full, the holders of Common Shares would not be entitled to receive any distributions. The holders of Preferred Shares have Weighted Average Anti-Dilution Protection Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series A Preferred Shares, and any other class of Preferred Stock we may authorize and issue in the future, have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for the applicable series of Preferred Shares. If Common Shares are issued at below the applicable issue price of the preferred shares, the holders of such preferred shares may be entitled to receive additional Common Shares upon conversion.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6, 2024.

AiViva Holding Limited

By   /s/ *Diane Tang-Liu*

     Name: AiViva Global Holdings

     Title: CEO & President

Exhibit A

FINANCIAL STATEMENTS

Consolidated Balance Sheets
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 861,467	$ 4,452,621
Marketable securities	3,461,000	5,638,895
Other receivables	109,960	369,409
Prepaid expenses	146,555	295,093
Other assets	43,102	50,000
Total current assets	4,622,084	10,806,018
Non-current assets		
Marketable securities	2,107,000	-
Property, plant and equipment	3,864	9,287
Right-of-use assets	137,076	4,020
Other non-current assets	7,562	85,429
Total non-current assets	2,255,502	98,736
Total assets	$ 6,877,586	$ 10,904,754
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Other payables	$ 631,449	$ 709,340
Current tax liabilities	8,050	
Lease liabilities, current	60,652	3,994
Total current liabilities	700,151	713,334
Lease liabilities, non-current	89,618	-
Total liabilities	789,769	713,334
Commitments and contingencies (Note 6)		
Stockholders' equity (Note 5 & 6)		
Convertible preferred shares: issuable in series:		
Series A: 8,213,822 shares authorized; $0.0001 and $0.01 par value, respectively;		
8,213,822 shares issued and outstanding at December 31, 2023 and 2022	820	410,692
Series A-1: 7,000,000 shares authorized; $0.0001 and $0.01 par value;		
4,693,226 shares issued and outstanding at December 31, 2023 and 2022	470	46,932
Common stock, 484,786,178 shares and 50,000,000 shares authorized;		
$0.0001 and $0.01 par value at December 31, 2023 and 2022; 13,016,348		
and 12,855,745 shares issued and outstanding at December 31, 2023 and 2022, respectively	1,302	408,041
Additional paid-in capital	6,085,225	30,991,036
Accumulated deficit	-	(21,676,479)
Accumulated other comprehensive income	-	11,198
Total stockholders' equity	6,087,817	10,191,420
Total liabilities, convertible preferred shares, and shareholders' equity	$ 6,877,586	$ 10,904,754

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

	2023	2022
Operating expenses:		
Research and development	$ 3,739,285	$ 3,458,505
General, administrative, and marketing	1,129,984	916,806
Total operating expenses	4,869,269	4,375,311
Other income and expenses, net:		
Interest income	348,845	111,257
Other income (expenses)	(224,320)	1,085
Total other income	124,525	112,342
Net loss	4,744,744	4,262,969
Other items of comprehensive income (loss):		
Unrealized gain on available-for-sale securities	(11,198)	11,198
Comprehensive loss	$ 4,744,744	$ 4,262,969

The accompanying notes are an integral part of these consolidated financial statements.

AVIVIA GLOBAL HOLDINGS

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2023 and 2022

	Series A Preferred Shares		Series A-1 Preferred Shares		Common Stock		Common Shares Subscribed	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at December 31, 2021	8,213,822	$ 410,692	-	$ -	12,298,500	$ 614,903	$ -	$ 20,510,563	$ (17,413,510)	$ -	4,122,648
Net loss									(4,262,969)		(4,262,969)
Other comprehensive income (loss)										11,198	11,198
Issuance of common shares, net of issuance costs					457,245	4,546		439,006			443,552
Common shares purchased but not issued							279,458				279,458
Issuance of preferred shares			4,693,226	46,932				9,269,123			9,316,055
Stock-based compensation								221,477			221,477
Shares vested as compensation					100,000	1,000		59,000			60,000
Reverse stock split						(491,866)		491,866			-
Balances at December 31, 2022	8,213,822	$ 410,692	4,693,226	$ 46,932	12,855,745	$ 128,583	$ 279,458	$ 30,991,035	$ (21,676,479)	$ 11,198	$ 10,191,419
Net loss									(4,744,744)		(4,744,744)
Other comprehensive income (loss)										(11,198)	(11,198)
Issuance of common shares, net of issuance costs					160,603	1,580	(279,458)	494,265			216,387
Stock-based compensation					-	-		435,952			435,952
Organization restructure		(409,872)		(46,463)		(128,861)		(25,836,027)	26,421,223		0
Balances at December 31, 2023	8,213,822	$ 820	4,693,226	$ 470	13,016,348	$ 1,302	$ -	$ 6,085,225	$ (0)	$ -	$ 6,087,816

The accompanying notes are an integral part of these consolidated financial statements.

AIVIVA GLOBAL HOLDINGS

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:		
Net loss	$ (4,744,744)	$ (4,262,969)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Write-off of deposit	4,800	136,000
Share-based compensation	435,952	281,477
Depreciation expense	5,423	5,070
Unrealized gain on available-for-sale investments	(11,198)	11,198
Amortization of right-of-use asset	61,135	73,887
Changes in assets and liabilities		
Common stock subscription and interest income receiv	259,449	(89,951)
Prepaid expenses and deposits	143,048	279,502
Other assets	79,965	47,898
Accounts payable and accrued expenses	(69,840)	321,587
Cash paid for operating lease liability	(42,426)	(67,937)
Net cash used in operating activities	(3,878,436)	(3,264,238)
Cash flows from investing activities:		
Purchases of property and equipment	-	(5,587)
(Purchases) maturities of investments	70,895	(5,638,895)
Net cash (used in) provided by investing activities	70,895	(5,644,482)
Cash flows from financing activities:		
Proceeds from issuance of common stock	216,387	716,072
Proceeds from issuance of preferred stock	-	9,316,055
Issuance costs	-	(272,520)
Net cash provided by financing activities	216,387	9,759,607
Net change in cash and cash	(3,591,154)	850,887
Cash and cash equivalents, beginning of year	4,452,621	3,601,734
Cash and cash equivalent, end of year	$ 861,467	$ 4,452,621
Supplemental disclosure of cash-flow information:		
Cash paid during the year for:		
Income taxes	$ 4,097	$ 5,867
Common stock subscribed	$ -	$ 279,458
Bonus shares issued as a commission to the transfer agent	$ -	$ 24,512

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2023 and 2022

1.   **Business and Liquidity**

Business

AiViva Holding Limited was formed as a Cayman Islands company in November 2015. In 2020, AiViva Holding Limited filed a certificate of domestication and a certificate of incorporation with the State of Delaware in the United States. As a result, AiViva Holding Limited has formally dissolved and ceased its corporate existence under Cayman Island law. For United States federal income tax purposes, management believes that this reorganization qualifies as a tax-free reorganization. Its wholly-owned subsidiary, AiViva BioPharma, Inc., was formed concurrently pursuant to the laws of the State of Delaware in the United States. Together, these two entities are referred to herein as the "Company." The Company's business domain is biotechnology and/or pharmaceutical product research and development and its charter is to develop drug products with the potential to transform treatment paradigms or significantly reduce the treatment burden for patients and physicians. The Company's approach leverages its proprietary JEL^{TM} and implant technologies to prolong the therapeutics effects of drugs and to enhance their benefit-risk profiles. The Company also has a diverse pipeline of multiple novel drug candidates in development in the areas of dermatology, ophthalmology, oncology, urology with the potential to expand to other areas of interest.

On November 6, 2023, AiViva Global Holdings, an exempted company with limited liability was incorporated in Cayman Islands. The Board of Directors approved the merger of AiViva Holding Limited into AiViva Global Holdings. Effective, December 29, 2023, AiViva Holdings Limited was dissolved. All assets, liability and equity balances were transferred into AiViva Global Holdings.

,

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

1.   **Business and Liquidity (continued)**

Reverse Stock Split

On February 24, 2022, the Company's Board of Directors approved a 1-for 5 reverse stock split. Any fractional shares that resulted were exchanged for cash paid by the Company. The reverse stock split affected all shareholders of the Company proportionately.

All share amounts in the accompanying consolidated financial statements have been adjusted retroactively to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Liquidity and Management's Plans

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company had cash and liquid marketable securities of $6,429,467. The Company has also incurred losses and negative cash flows since inception, and significant losses are anticipated in future periods. Based on the cash and securities on hand as of December 31, 2023, the Company anticipates having sufficient cash to fund planned operations through at least the next twelve months. However, the acceleration or reduction of cash outflows by Company management can significantly impact the timing for the need to raise additional capital to complete development of its products. To continue development, the Company will need to raise additional capital through equity or debt financings. Although historically the Company has been successful at raising capital, including raising net proceeds of $9,759,607 during 2022, additional capital may not be available on terms favorable to the Company, if at all, and the Company does not know if any future

The accompanying notes are an integral part of these consolidated financial statements.

6

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

1. Business and Liquidity (continued)

Liquidity and Management's Plans (continued)

offerings will be successful. Accordingly, no assurances can be given that Company management will succeed in these endeavors. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AiViva Global Holdings and its wholly-owned subsidiary, AiViva BioPharma, Inc.

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles, as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include accruals for certain research and development contracts and the estimated fair value of the Company's common stock and common stock options.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2.   **Significant Accounting Policies (continued)**

Use of Estimates (continued)

Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. Substantially all of the Company's cash and cash equivalents are maintained at two financial institutions. Amounts on deposit with these financial institutions may, from time to time, exceed insured limits. As of December 31, 2023, the Company did not maintain significant cash balances in foreign countries.

Marketable Securities

The Company's marketable securities include certificate of deposits are classified as held-to maturity pursuant to ASC 320 "Investments – Debt Securities" for the year ended December 31, 2023. These investments are recorded at cost.

The Company's marketable securities include certificate of deposits and U.S. treasury bonds that are classified as available-for-sale securities pursuant to ASC 320 "Investments – Debt Securities" for the year ended December 31, 2022. These investments are recorded at cost fair value with unrealized gains and losses recorded in Accumulated Other Comprehensive Income (Loss) ("AOCI") as a separate component of stockholders' equity.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to

The accompanying notes are an integral part of these consolidated financial statements.

8

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2. **Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
transfer a liability (an exit price) in the principal or most advantageous market

for the asset or liability in an orderly transaction between market participants. Where available, fair value is based on or derived from observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the

valuation (Level 3 measurements). The guidance establishes three levels of the fair value. hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical
assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability
either directly or indirectly, including inputs in markets that are not considered to be active; Level 3 Inputs that are unobservable.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company's financial instruments, including cash and cash equivalents and accounts payable approximate their fair values due to their relatively short maturities. Fair value disclosures with respect to the Company's marketable securities are provided in Note 3.

Office Furniture, Equipment and Software

Office furniture, equipment and software are stated at cost less accumulated depreciation. And are depreciated on a straight line basis over their estimated useful lives of three to five years. Upon retirement or sale, the cost and related accumulated depreciation is removed from the balance sheet and the resulting gain or loss is reflected in operations.

Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2. Significant Accounting Policies (continued)

Impairment of Long-Lived Assets (continued)

assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets during the years ended December 31, 2023 and 2022.

Revenue Recognition

In general, revenue is recognized when control of goods and services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The Company recognizes revenue when control is transferred to the customer. The Company determines revenue recognition through the following steps:
(1) identification of the contract with a customer;
(2) identification of the performance obligations in the contract;
(3) determination of the transaction price;
(4) allocation of the transaction price to the performance obligations; and
(5) recognition of revenue when, or as, a performance obligation is satisfied.

When the consideration in a contract includes a variable amount, the amount of consideration to which the Company will be entitled in exchange for transferring the consideration to the customer is estimated. Any variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration may include customer returns, rebates, and other similar obligations.

Patent-related Expenditures

Expenditures related to patent research and applications, which are primarily comprised of legal fees, are expensed as incurred.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022
2. Significant Accounting Policies (continued)

Research and Development Expenses

Research and development costs, which include pre-clinical, clinical, and regulatory expenses, are expensed when incurred. Major components of these expenses include personnel costs, pre-clinical studies, clinical trials and related clinical product manufacturing, materials and supplies, and fees paid to consultants. At each financial reporting date, the Company accrues the estimated cost of clinical study activities performed by third-party clinical sites with whom the Company has agreements that provide for fees based upon the quantities of subjects enrolled and the clinical evaluation visits that occur over the life of the study. These estimates are determined based upon a review of the agreements and data collected by internal and external clinical personnel as to the status of enrollment and subject visits, and are based upon the facts and circumstances known to the Company at each financial reporting date. If the actual performance of activities varies from the assumptions used in the estimates, the accruals are adjusted accordingly. At times, prepayments and deposits are required at the onset of the arrangements and are offset either periodically against actual costs incurred or are applied upon completion of a project or study. Such payments are capitalized and reconciled at the end of each reporting period. There have been no material adjustments to the Company's prior period accrued estimates for clinical trial activities through December 31, 2023.

Risks and Uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of the product, competition from substitute products and larger companies, results of clinical trials, protection of proprietary technologies, strategic

The accompanying notes are an integral part of these consolidated financial statements.

relationships and dependence on key individuals.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2 Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

Products developed by the Company require approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company's future products will r eceive the necessary approvals. If the Company is denied approval or approval is delayed, it could have a material adverse impact on the Company's operations.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the
financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's taxable income.

The Company's net deferred tax assets on December 31, 2023 and 2022 consist principally of net operating losses and research and development expenses. The Company provided a 100% valuation allowance for the tax effect of these net operating losses, and as a result, no benefit for income taxes has been provided in the accompanying consolidated statements of operations and comprehensive loss. The Company provided the valuation allowance since management could not determine that it was probable that the benefits of the deferred tax assets would be recovered.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2. Significant Accounting Policies (continued)

Share-based Compensation

Share-based awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Share-based compensation is recognized on a straight-line basis over the award vesting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases" (Topic 842) ("ASU 2016-02"). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company chose to early-adopt ASU 2016-02 on January 1, 2021. See Note 6 for more information about the Company's leases.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes" ("ASU 2019-12"), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for fiscal years beginning after

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

December 31, 2021. Adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

3. Marketable Securities

The Company's marketable securities include U.S. Treasury Bills and certificate of deposits with original maturities of less than one year and greater than 90 days. Non-current marketable securities include bank certificate of deposits with original maturities of more than one year. These investments are classified as available-for sale and are recorded at fair value with unrealized gains and losses recorded in AOCI. These investments are categorized as Level 2. As of December 31, 2023, the fair value of current marketable securities was $3,461,00 and non-current marketable securities was $2,107,000. The unrealized loss for the year ended December 31, 2022 amounted to $11,198. As of December 31, 2022, the fair value of the marketable securities was $5,638,895. The unrealized gain for the year ended December 31, 2022 amounted to $11,198.

4. Other Payables

Other payables consisted of the following at December 31:

	December 31,	
	2023	2022
Accounts payable	$ 560,341	$ 450,837
Accrued expenses	15,284	202,029
Accrued vacation	55,824	50,887
Accrued equipment purchase	-	5,587
	$ 631,449	$ 709,340

The accompanying notes are an integral part of these consolidated financial statements.

5. Stockholders' Equity

Common Stock

As of December 31, 2023, the Company authorized 484,786,178 shares of common stock with a par value of $0.0001 per share. As of December 31, 2022, the Company authorized 50,000,000, shares of common stock with a par value of $0.01 per share.

In 2016, the Company entered into Shareholders Agreements whereby an aggregate amount of 11,998 shares of common stock were sold and issued to the Company's founders at purchase prices ranging from $0.01 to $0.10 per share for an aggregate purchase price of $5,000,000 in cash. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement.

In December 2019, the Company granted its Chief Executive Officer 400,000 shares of common stock that vest 25% upon issuance and then an additional 25% on each of the next three anniversary dates of the grant. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement. The Company recorded compensation expense of $60,000 during 2022 related to this grant. The Company's Chief Executive Officer may earn an additional 400,000 shares of common stock upon completion of a "liquidity event" before December 31, 2022 as defined in the related employment agreement.

During the year ended December 31, 2022, the Company raised aggregate proceeds of $443,552, net of issuance costs of $297,032 through a Regulation Crowdfunding

Offering (the "Offering"). The Company issued 454,568 shares of common stock at $2.00 per share, including 84,276 shares of common stock issued as bonus shares pursuant to the Offering and 12,256 shares as a commission to the transfer agent. An additional 160,013 shares of common stock (including 20,284 of bonus shares) were subscribed as of December 31, 2022, but the shares were not issued as of December 31, 2022, nor had the Company received the proceeds for such purchases. As such, the Company has recorded.a receivable for $265,114, net of issuance costs of

The accompanying notes are an integral part of these consolidated financial statements.

16

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

5. Stockholders' Equity (continued)

Common Stock (continued)

$14,344, with a corresponding offset to common stock subscribed in the accompanying consolidated balance sheet. Such receivable was collected in full by the Company in 2023 and all subscribed shares were issued by the Company.

The Company issued an additional 575 shares of common stock (including 75 of bonus shares) through the Offering, at $2.00 per share for $945, net of issuance costs of $55.

Preferred Shares

In September 2021, the Company approved an amendment to the Company's Certificate of Incorporation ("COI") to authorize the issuance of up to 47,200,000 total shares, consisting of 32,000,000 shares of common stock and up to 15,200,000 shares of Preferred Stock, of which 15,051,437 shares were designated Series A Preferred Stock. In June 2022, the Company approved an amendment to the Company's COI to authorize the issuance of up 75,000,000 total shares, consisting of 8,213,822 shares are designated Series A Preferred Stock and 7,000,000 shares are designated Series A-1 Preferred Stock ("Series A-1"). Additionally, the Company's COI, as amended, provides for the seniority of the Series A-1 stockholders over the other Series A Preferred Stock and common stockholders for purposes of liquidation preferences.

Series A-1 Preferred Shares

In 2022, the Company entered into three separate Series A-1 Preferred Share Purchase Agreements (the "Series A-1 Agreements") which provide for the sale and issuance of the Company's Series A-1 preferred shares ("Series A-1") to investors. An aggregate amount of 4,693,226 of Series A-1 was sold during the year ended December 31, 2022 at a purchase price of $1.985 per share for an aggregate purchase price of $9,316,055.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

5. Stockholders' Equity (continued)

Preferred Shares (continued)

The Series A-1 contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the COI using the applicable issue price divided by the then-effective applicable conversion price. The initial conversion ratio for converting Series A-1 into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the effective Conversion Price, as defined. Each share of Series A-1 has voting rights equal to the rights of the amount of shares of common stock into which the Series A-1 shares are convertible.

Series A Preferred Shares

In 2018, the Company entered into a Series A Preferred Share Purchase Agreement (the "Series A Agreement") which provides for the sale and issuance of the Company's Series A preferred shares ("Series A") to investors. Between October 2018 and January 2019, an aggregate amount of 8,213,822 of Series A were sold and issued at a purchase price of $1.985 per share for an aggregate purchase price of $16,300,000.

The Series A contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the COI using the applicable issue price divided by the then effective applicable conversion price. The initial conversion ratio for converting Series A into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the effective Conversion Price, as defined. Each share of Series A has voting rights equal to the rights of the amount of shares of common stock into which the Series A shares are convertible.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

5. Stockholders' Equity (continued)

Preferred Shares (continued)

Series A Preferred Shares (continued)

Liquidation Preferences

Upon any liquidation, whether voluntary or involuntary, distributions will follow the terms of the Company's certificate of incorporation.

In summary, if the distribution to be received for each common share (assuming all shares of Series A and Series A-1 Preferred Stock are fully converted into common shares) is equal to or less than the original purchase price of Series A-1, then before any distribution or payment shall be made to the holders of any common shares or Series A, each holder of Series A-1 shall be entitled to receive an amount equal to the original purchase price. If the distribution is insufficient to pay the holders of Series A-1 their original purchase price, the holders of Series A-1 shall share ratably in the entire distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them. If the distribution is more than the original per share Series A and Series A-1 purchase price, then no Series A or Series A-1 holder shall be entitled to any liquidation preference and all shareholders shall participate in the distribution of such proceeds in proportion to their equity interest in the Company on an as converted basis.

Share-based Payments

The Company's Equity Incentive Plan (the "Plan") provides for the issuance of shares of the Company's common stock to employees, directors and consultants. The exercise price of options granted under the Plan is based on the fair value of the related shares on the grant date and no option shall have a term in excess of ten years from the option grant date. Options vest in various installments as outlined in the related stock option agreements, or as determined by the Plan administrator. The Company has reserved up to 3,300,000 shares of common stock for its employees, directors and consultants under the Plan.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

5. Stockholders' Equity (continued)

Liquidation Preferences (continued)

The fair value of options granted during the years ended December 31, 2023 and 2022 was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,	
	2023	2022
Expected term (in years)	6.25	6.25
Expected volatility	81.00%	74.00%
Weighted average risk-free interest rate	3.87%	3.89%
Dividend yield	0%	0%

Expected volatility – Since the Company does not have sufficient share price history, the expected volatility is calculated based on the average volatility for a peer group in the industry in which the Company does business.

Dividend yield of zero – The Company has not, and does not, intend to pay, dividends.

Risk-free interest rates – The Company applies the risk-free interest rate based on the U.S. Treasury yield for the expected term of the option on the grant date.

Expected term - For employee options, the Company calculated the expected term as the average of the contractual term of the option and the vesting period. For non-employees, the Company estimated the expected term as the contractual term of the award.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

5. Stockholders' Equity (continued)

Share-based Payments (continued).

A summary of option activity for the years ended December 31, 2023 and 2022 is as follows:

	Outstanding	Weighted Average Exercise Price Per Share		Weighted Average Remaining Contractual Life (in Years)
Balances, December 31, 2021	326,600	$	1.20	
Authorized	-			
Options granted	949,916	$	2.00	
Balances, December 31, 2022	1,276,516	$	1.77	8.96
Options granted	157,000	$	2.00	
Options cancelled	(242,500)	$	2.00	
Options forfeited	(33,000)	$	1.50	
Balances, December 31, 2023	1,158,016	$	1.76	7.98
As of December 31, 2023:				
Vested and exercisable	421,654	$	1.54	6.90

As of December 31, 2023, total compensation cost related to nonvested options not yet recognized is $2,417,676, and the weighted average period over which this amount is expected to be recognized is four years. The weighted average grant date fair value of options granted during each of the years ended December 31, 2023 and 2022 is $1.45 and $1.64 per share, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

6. Commitments and Contingencies

Operating Leases

In January 2019, the Company entered into an operating lease for office space in Southern California which was extended on January 19, 2021, through February 1, 2022 at a monthly fee of $4,800 per month, and on December 17, 2021, was extended through February 1, 2023 at a monthly fee of $4,000.

In November 2022, the Company signed a new lease for office space in a new building. Such lease commenced on February 1, 2023 at a base rent of $5,489 for a term of 38 months.

In December 2019, the Company entered into a one-year sub-lease agreement for certain laboratory space at a monthly fee of $525. This agreement was extended on November 16, 2021 through November 30, 2022 at a total monthly fee of $1,900.

Rent expense totaled $86,934 and $69,774 for the years ended December 31, 2023 and December 31, 2022, respectively.

Legal

The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Management mitigates such potential risks by maintaining the Company's cash balances with entities that management believes possess high-credit quality.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

7. Forgivable Loans

In February 2021, the Company entered into a Paycheck Protection Program Term Note (the"Note") with a lender pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Company received total proceeds of $153,760, which management believes were used in accordance with the requirements of the CARES Act. The Company has applied to the lender for forgiveness of all amounts due pursuant to the Note, as management believes the proceeds were used for eligible payroll costs, rent obligations, and covered utility payments incurred during the "covered period" following disbursement of the Note. Management has performed calculations for the Note's forgiveness according to the terms and conditions of the SBA's Loan Forgiveness Application and, based on such calculations, believed it was probable the Company would meet all the conditions of Note forgiveness. As such, the Company decided that the Notes would be accounted for as a government grant pursuant to International Accounting Standards 20, "Accounting for Government Grants and Disclosure of Government Assistance." Under this standard, "a forgivable loan from government is treated as a government to grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." In addition, government grants shall be recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). As a result, the Company recognized the government grant as other income during 2021, as the qualified expenses were incurred. The Company has been notified by the SBA that the proceeds from the Note, and related interest thereon, will not need to be repaid.

8. Income Taxes

Management has established a full valuation allowance for the Company's net deferred tax assets due to the uncertainty that the deferred tax assets will be realized by the Company's ability to generate sufficient future taxable income.

The Tax Cuts and Jobs Act ("TCJA") requires taxpayers to capitalize and amortize research and experimental ("R&D") expenditures under section 174 for tax years

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

8. Income Taxes (continued)

beginning after December 31, 2021. This rule became effective for the Company during the year and resulted in the capitalization of R&D costs of approximately $3.7 million and $3.5 million for 2023 and 2022, respectively for income tax purposes. The Company will amortize these costs for income tax purposes over five years as the R&D was performed in the U.S.

At December 31, 2023 and 2022, the Company had approximately $20.6 million and $18.6 million, respectively, of net operating loss carryforwards for U.S. federal and state purposes available to offset future taxable income. If not used to offset future taxable income, the net operating losses prior to 2018 will begin to expire in 2035. In general, net operating loss carryforwards arising in tax years after January 1, 2018, are allowed to be carried forward indefinitely and are limited to 80% of taxable income.

Pursuant to U.S. Internal Revenue Code ("IRC") Sections 382 and 383, annual use of the Company's net operating loss and research and development credit carry forwards may also be limited in the event a cumulative change in ownership of more than 50%

occurs within a three-year period. The Company has not completed a formal IRC Section 382/383 analysis regarding the limitation of net operating loss carry forwards. In addition, the Company does not expect this analysis to be completed within the next 12months, and with the full valuation allowance, the Company does not expect that the unrecognized tax benefits will change within the next 12 months.

The Company has not recognized any additional liability for unrecognized tax benefits.

The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. Therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
December 31, 2023 and 2022

8. Income Taxes (continued)

The U.S. Internal Revenue Service allows a qualified small business with qualifying research expenses to apply up to $250,000 of research credits against payroll tax liabilities provided that certain criteria are satisfied. The Company made the qualified small business election to utilize research tax credits as payroll tax credits. As a result, the Company utilized $79,965 and $47,898 of such credits in 2023 and 2022. It has remaining credits reflected in other current assets and non-current other assets of $50,000 and $73,067, respectively, as of December 31, 2022. It has remaining credits of $43,102 as of December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

I, Diane Tang-Liu, the Chief Executive Officers of AiViva Global Holdings, hereby certify that the financial statements of AiViva Global Holdings and notes thereto for the periods ending 12/31/2022 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

AiViva Global Holdings has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 1, 2024.

Diane Tang-Liu (Signature)

Chief Executive Officer (Title)

April 1, 2024 (Date)

The accompanying notes are an integral part of these consolidated financial statements.

CERTIFICATION

I, Diane Tang-Liu, Principal Executive Officer of AiViva Holding Limited, hereby certify that the financial statements of AiViva Holding Limited included in this Report are true and complete in all material respects.

Diane Tang-Liu

CEO & President